FOR IMMEDIATE RELEASE	May 2, 2017

Micromem: Patent Update

Toronto, New York, May 2, 2017: Micromem Technologies Inc. (“Micromem”) (“the Company”) (CSE: MRM, OTCQB: MMTIF) through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc. (MAST), announces it has received notice the 6th and final patent application filed for the oil pan plug has been published (#US-2017-0074853-A1). Micromem expects the patent to be granted over the next few months. This completes the patents filed in this series and gives the Company control of the intellectual property required for this product.

The 5 patents previously granted and this application are for the Company’s Multi Modal Fluid Condition Sensor Platform and System Therefor. However, the value to Micromem extends beyond the use of this patented core technology for the oil pan plug. It can also be used for measuring and monitoring contaminants in other fluids including, but not limited to, fuel and hydraulic fluids, opening up additional opportunities for the Company.

Obtaining a patent provides for a long and thorough review and vetting process. To have all 6 granted speaks highly to the innovation created by Micromem.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QB: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing:   NASD OTC-QB - Symbol: MMTIF
                 CSE - Symbol: MRM
Shares issued: 204,877,878
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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